UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

FC announces conversion of the remaining loan balance into
CPFL Energia’s shares

São Paulo, July 18, 2005 – CPFL Energia was informed on July 14, 2005 of the IFC’s (International Finance Corporation) intention to convert into shares the outstanding balance of the loan it granted CPFL Energia in June, 2003.

Accordingly, the IFC will convert the outstanding balance of such loan by means of a subscription of 4,159,647 new common shares of CPFL Energia, at a price of R$17.71 per share, resulting in a capital increase of R$73,667,361.38. These new shares shall be issued within ten days counted as of July 14, 2005. Still as a result of this conversion, the IFC will have a 1.22% 1 interest in CPFL Energia’s capital stock and the aforementioned loan will be fully paid.

This conversion will result in an increase of CPFL Energia’s free float, from the current 15.92% to 16.68% 1.

CPFL Energia believes that this conversion is beneficial to it and its shareholders, as it evidences the IFC’s – a well-respected and experienced international institution – confidence in CPFL Energia’s future, a reduction in CPFL Energia’s indebtedness and financial expenses and an increase in its free float.

Expected Ownership Breakdown1

1 Not considering the migration of the minority shareholders of CPFL Geração.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.